SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------

                             Washington, D. C. 20549
                             -----------------------

                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) OR (G) OF THE SECURITIES ACT OF 1934

                             SANDY CREEK CORPORATION
                             -----------------------
                 (Name of Small Business Issuer in its charter)

            FLORIDA                                        62-1661659
            -------                                        ----------
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)


          6227 Highway 393
         Crestview, Florida                                   32539
         ------------------                                   -----
(Address of principal executive offices                     (Zip Code)

Issuer's Telephone Number (850) 683-0602

Issuer's Fax Number (850) 683-9969


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         Title of each class             Name of each exchange on which
         to be so registered             each class is to be registered

                 NONE                                 NONE

       SECURITIES TO BE REGISTERED PURSUANT OT SECTION 12(g) OF THE ACT:

        COMMON STOCK no par value                  10,000,000
             (Title of Class)

                             SANDY CREEK CORPORATION
                                TABLE OF CONTENTS


Part       Item      Description of Item                                   Page
----       ----      -------------------                                   ----

Part I     Item 1    Description of Business                               3
                        Business Development                               3-4
                        Business of the Issuer                             3-4
           Item 2    Management's Discussion and Analysis                  4
                     and results of Operations                             4
                     Product Background                                    5
                     Marketing Plans                                       5
                     Vertical Integration                                  5
                     Breeder colony sales                                  6
                     Operations                                            6
                     Regulations                                           6
                     Competition                                           6
                     Economic Risks                                        6
                     Employees                                             7
                     Research and development                              7
                     Patents and trademarks                                7
                     Reports to security holders                           7
                     Impact of Y2K on Company                              7
           Item 3    Description of Property                               7
           Item 4    Security Ownership of Certain Beneficial Owners
                     and Management                                        8
           Item 5    Directors, Executive Officers, Promoters and
                     Control Persons                                       8
                        Directors and Executive Officers                   8
                        Business Experience                                8-9
           Item 6    Executive Compensation                                9
           Item 7    Certain Relationships and Related Transactions        9
           Item 8    Description of Securities                             9
                        Common Stock                                       9
                        Preferred Stock                                    9
           Item 9    Transfer Agent                                        10
Part II    Item 1    Market Price of and Dividends on Registrant's         10
                     Common Equity and Related Shareholder matters         10
                        Market Information
                        Holders
                        Dividends
           Item 2    Legal Proceedings                                     10
           Item 3    Changes in and Disagreements with Accountants         10
           Item 4    Recent Sales of Unregistered Securities               10
           Item 5    Indemnification of Directors and Officers             11
Part F/S   Item 1    Financial Statements - Annual  December 31, 1998      11-22
           Item 2    Index to Financial Statements - Annual                11
           Item 3    Interim Financial Statements June 30, 1999            23-26
Part III   Item 1    Index to Exhibits                                     27

                             SANDY CREEK CORPORATION

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Sandy Creek Corporation's business is the breeding, raising and maintenance of Ostrich and the processing of Ostrich products for sale to domestic and international markets. The Company has been in the Ostrich ranching business for three years and has researched and studied the industry in depth. The Company's primary office is located on an eighty-acre ranch property with 1,300 feet of road frontage, is completely landscaped including a double wide mobile home for the President and Chief Executive Officer of the Company, pens for over 1,000 ostrich breeders and a Computerised Incubation and Hatchery Facility.

The Company was incorporated under the laws of the State of Florida on the 15th day of July 1996 as Sandy Creek Ostrich Ranch Inc. Through a filing in the office of the Secretary of State of Florida on November 22, 1996. The Company amended its Articles of Incorporation to increase the authorized capital stock from 100 shares no par value to 5,000,000 shares no par value. On the 12th of October 1998 the Company filed an amendment with the Office of the Secretary of State of the State of Florida to change its corporate name to Sandy Creek Corporation and on the 14th of December 1998 the Company filed in the office of the Secretary of State of the State of Florida an amendment increasing its capital stock from 5,000,000 shares of common stock no par value to 10,000,000 shares of common stock, no par value.

The Company has completed a buy-out of an 80-acre Sandy Creek property located in Crestview, Florida, thereby assuming 100% ownership. Major refurbishing done to date includes upgrading the existing structures and the construction of two new feed barns. Other improvements include land clearing, building of pens and the outfitting of a fully Computerised Hatchery and Incubation Facility. Sandy Creek has also leased a 15,000 square foot processing plant with a 5 acre feed lot in Ocala, Florida and secured USDA-approved status for the plant.

Ostrich birds are micro-chipped for identification and for collection of fertility rate and other data. Feeding programs are designed to keep birds healthy, and to ensure consistent grow out. At six-eight months old the birds are sorted by size and placed in grow-out pens. They are placed on special rations designed to produce a maximum growth of lean muscle. The market-ready Ostrich is 12 to 14 months of age and will produce from 70-90 pounds of lean red meat. A yearling Ostrich also produces from 12 to 14 square feet of hide. Skins are graded on size, color, thickness and damage (cuts and scars). Green skins are removed from the bird, bactericized, salted and shipped to the Tannery. The Company also has an agreement with Texas A & M University for the rendering to food-grade quality of all the fat from its processed birds. The state-of-the-art facilities at the University will produce oils with the purity to be used even as cooking oil.

The Ostrich is the largest of the flightless birds, standing a full seven to eight feet tall and weighing 250-300 pounds in adulthood. It is a member of the Ratite family as is the EMU and Rhea. Ostriches are by nature calm and docile birds and are highly adaptable to different climates. Ostriches live 70-80 years in the wild and have a reproductive life of about 40 years. Males reach maturity at 30 months of age while females at 20 plus months. Domestic egg production per female ranges widely and fertility rates depend on a variety of factors. Eggs may number from 30 to 65 or more annually. Furthermore, the offspring from a cow is typically one calf per year; in comparison to 20 chicks for an Ostrich in a season. By two years of age the Ostrich offspring will dress out at four times the amount of meat and seven times the amount of leather compared to a single calf.

The breeding and raising of Ostrich for harvest has been a successful livestock business in South Africa for nearly 150 years. South African exports of Ostrich product to European countries have been long established, beginning with prized Ostrich plumes for fashion in the 1800's, and more recently (since the end of World War II), Ostrich meat as a delicacy in exclusive restaurants. The Ostrich industry currently generates estimated revenues in excess of US$250 million for South Africa, which controls over 90% of the global market for unprocessed Ostrich products.

In the United States, Canada and Australia Ostrich ranching is beginning to develop into a serious agri-business. Each of these countries has a national Ostrich association and members often form regional branches as well. Commercial viability for producers is dependent upon their experience, the focus of the business (i.e. raising breeders vs. raising offspring for slaughter), the size and scale of operations and their skill at marketing

The Ostrich market includes the buyers of meat, hides for leather, oils for cosmetics and skin and hair treatments and feathers. These animal products are unique and have long been considered exotic due to their rarity. Though available in Europe and Asia for many years, Ostrich meat has not been of sufficient supply to make it commonplace in the United States or Canada. In the United States Ostrich meat is served or carried by only a small number of high-end restaurants and supermarkets or specialty meat stores. Ostrich leather is a high-priced commodity and is used by manufacturers to make very expensive and exclusive items. Products containing Ostrich oil are hard to find, and because Ostrich feathers are labor-intensive in their processing, the supply of feathers is minimal.



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PRODUCT BACKGROUND

Ostrich meat has been referred to as "heart-healthy" because of its low cholesterol, low calorie, and low fat content. This red meat is also high in iron, comparable to beef in protein, and high in essential fatty acids. (The body cannot manufacture these; they must be obtained from food.) The similarity of Ostrich meat to beef in appearance, texture and flavor is a primary selling feature.

Premium qualities and limited supply make Ostrich leather an exotic commodity. Highly prized for its unusual quill appearance, strength and pliability, Ostrich hide wholesales for more than other animal hides. Because of the natural oils inherent in most Ostrich skin, there is very little cracking, stiffening and drying. Even though ostrich is one of the toughest hides available, its suppleness makes it extremely versatile. Demand for Ostrich leather is unlikely to be met by supply during the next twenty-five years.

Oil rendered from the fat of Ostriches is a remarkable healing substance. Although how it works remains a mystery, it has proved to safely and quickly alleviate (if not cure) psoriasis, soothe radiation treated skin, heal cold sores, relieve contact dermatitis, remedy diaper rash promote hair growth and diminish acne inflammation. It is used to soothe muscle and joint pain and to stop the pain of burns. It contains linoleic and linolenic acids, the same essential fatty acids responsible for fish oil's importance in cardiac and vascular health. There are perhaps more than 25 different fatty acids inherent in Ostrich oil and the unique combination of these may be the formula for its healing characteristics. The oil is easily absorbed and transported through the skin and won't clog the pores. It is used to carry other therapeutic ingredients deep into dermal tissues to facilitate treatment and healing. It is a natural emollient and moisturizer making it highly attractive to the cosmetics industry.

MARKETING PLANS

It is the market for Ostrich meat that dictates profitability for a producer. The Company has identified four target markets for its Ostrich meat:
1.  Restaurants and Restaurant Chains
2.  Supermarkets and Grocery Chains
3.  The individual consumer
4.  The export market

VERTICAL INTEGRATION

The Company is targeting a breeding population of 1,500 Ostrich birds for the fiscal year end of June 30, 1999. These birds will annually produce approximately 30,000 chicks, which will be raised for market. A population of 30,000 market-ready birds produces sufficient quantities of meat, hide and fat to support major marketing efforts.

Processing capacity at the Ocala plant will soon be inadequate to accommodate the volume of market-ready birds. Current productions is limited to 16,000 lbs. processed per month. The plant employs eight and has equipment for weighing, skinning, cryo-vac packaging and a vacuum sealer. The Company plans to construct a new 25,000 square foot processing plant and secure USDA certification, as well as European Union (EU) certification. Using both plants at full production, processing will be about 1,000 Ostrich birds per month per shift. Double shifting will produce about 160,000 pounds of meat. By managing its own processing facilities the Company realizes cost benefits in two ways. First, costs to process each bird are operational costs only there are no charges to an outside plant owner; and second, as USDA/EU approved facilities, Sandy Creek's plant will be attractive to other Ostrich producers who wish to have birds processed for meat thereby providing an additional revenue stream for the Company.

BREEDER COLONY SALES

The Company is in the process of developing a program for absentee-ownership of Ostrich breeding colonies for the purpose of generating operating revenues in both the short and long term. A colony of breeders (10 females and 5 males) will sell for US$60,000. The Company will feed and maintain the birds, and incubate, hatch and raise the offspring to slaughter age. Each year the absentee-owner will receive a percentage of the proceeds from the sale of products. The one time purchase price of the colony can be returned many times over the reproductive life of the Ostrich breeders (up to 40 years). As part of the Purchase and Boarding Agreement the Company will provide a package of benefits to the absentee-owner which include but are not limited to 1) Membership in the American Ostrich Association; 2) Discounts on meat catalogue products; and 3) Discounts on affiliate companies Ostrich products (leather goods from Ostrich hide, cosmetics and therapeutic products made from Ostrich oil.) The Breeder Colony Sales Program is currently being reviewed by Company Counsel for conformity to Regulatory Rules as well as State and Federal laws.

The Company plans to sell 100 colonies per year. Revenues from these colony sales will be used to purchase additional birds to continue with business development activities including more capital purchases and expanding the market base, and to make acquisitions of smaller operations as may be opportune. Through the end of July 1999 no colonies have been sold.

OPERATIONS

There are many variables involved in developing and commercializing an ostrich breeding operation. The Company cannot project with certainty the outcome of its operations. There are no assurances that the Company will operate profitably.

REGULATIONS

The Company is subject to many laws and regulations both in the United States and internationally as its market expands. The meat products are subject to the laws of the USDA and are under regular review. The Company must also comply with Federal, State and Local Laws including the Environmental Protection Act. The Company does not produce or utilize any toxic, hazardous or harmful substance that could injure the health of the individual or the environment. The Company is in compliance with all applicable laws and regulations and does not anticipate any difficulty in the future in complying with all applicable Laws and Regulations in the performance of its operations. The Company cannot predict the impact of possible changes in response to future legislation, rules or governmental requirements including the Food and Drug Administration regulations which may affect the ability of the Company, as well as others in the industry, to develop and market products. However, the Company does not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

COMPETITION

The food industry in which the Company will engage is extremely competitive. Shelf space in supermarkets is at a premium and the Company's meat products compete not only with other Ostrich producers but also with other specialty meat products for space. There can be no assurance that the Company can develop superior or more cost-effective products than its competitors, or that it can successfully market its product.

ECONOMIC RISKS

Local, national and international economic conditions may have a substantial adverse effect on the efforts of the Company. A downturn in the United States economy could reduce the amount of disposable cash that individuals are willing to pay for specialty foods or the amount of times they eat in restaurants. Ostrich meat is perceived today as "heart healthy" however studies have not had the length of time or the market base to compare to beef, pork or poultry products. Any adverse finding in the health area could have an adverse effect on the Company. As of the present moment, the interest in food that is "heart healthy" is considered an advantage by the Company.

EMPLOYEES

At the present time the Company employs a total of 2 management personnel, 2 administrative and 5 farm employees.

RESEARCH AND DEVELOPMENT

During the first three years of operation, the total cost of research and development was $0.00.

PATENTS AND TRADEMARKS

The Company does not own any Patents or Trademarks and does not have any intention at the present time to file any Patent or Trademark applications.

REPORTS TO SECURITY HOLDERS

Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. However, once the Company becomes a reporting company, it will deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and as required by the rules or regulations of any exchange upon which the Company shares may be traded.

Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission (the "Commission"). Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-Kand Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, then the Company will file registration statements for those shares.

IMPACT OF Y2K ON COMPANY

The Year 2000 issue arising out of computer programs is not expected to affect the Company, its Ostrich Community or its plans for sales. The Company intends to timely update its accounting and other systems which are determined to be affected by Year 2000 by purchasing Year 2000 compliant software and hardware available from retail vendors at reasonable cost. The Company has not yet contacted any of its vendors to determine their status as to the Y2K compliance.


ITEM 3. DESCRIPTION OF PROPERTY

The Ranch
---------
The Company owns 80 acres of real estate including a double wide mobile home utilized as a residence by the President Leslie M. Lerner, farm buildings, office facilities, ostrich pens and all personal property, tangible and intangible utilized in or associated with the Ostrich Ranch located at 6227 Highway 393, Crestview, Florida. The ownership is on file with the Public Records of Okaloosa County, Florida. The property was purchased for a price of US$150,000 and a mortgage in the amount of US$126,400 is held by First National Bank of Florida.

The Company holds a lease to a meat processing plant in Ocala, Florida. A copy of the lease is provided herein as Exhibit 11 to the Form 10.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares by (a) each person known to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, (b) the Directors of the Company and (c) the Directors and Officers as a group.

NAME                                NUMBER OF SHARES OWNED      PERCENTAGE OF
                                        (COMMON STOCK)          SHARES ISSUED
Leslie M. Lerner                           1,665,000               26.694%
Judith A. King                               239,000               3.832%
Nicholas Demoleas and Family                 435,000               8.750%
All Directors and Officers as a Group      1,909,000               38.401%

Beneficial owners of more than 5% of the Company's outstanding shares are:
Leslie M. Lerner
6227 Highway 393
Crestview, Florida 32539


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors, Executive Officers, Promoters and Control Persons are listed below:

Name                              Age            Position
----                              ---            --------
Leslie M. Lerner                   67            Chairman, President & CEO
Nicholas P. Demoleas               45            Vice President and Director
Judith A. King                     59            Treasurer and Director

The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholder's meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Mr. Leslie M. Lerner, Chairman, President and CEO. Mr. Lerner brings more than 40 years of business experience in sales and marketing in a variety of fields. His background includes sales training classes in communications for Delta Communications. As the California distributor and President of ABS Communications having 25 sales persons and a total of 40 installation specialists. Direct sales marketing for Technicolor Corporation in their film processing division. He also managed the international distribution of a cordless telephone known as the Escort Cordless Telephone with Mech-Tronics Corporation. Seven years ago he began the Sandy Creek Ostrich facility building the breeding farm on a step-by-step managed basis with a belief that the timing was right for a commercial ostrich farm to be run on a professional basis.

Mr. Nicholas P. Demoleas, Vice President and Director. Mr. Demoleas has spent his 24 year career as a biochemist and currently works in that capacity at Columbia Presbyterian Medical Center in New York. He received his Bachelor of Science degree in Biochemistry at Fordham University.

Mrs. Judith A. King, Treasurer and Director. Mrs. King's 20 year career has provided experience in banking, finance, commerce, management and management training. She received a degree from the American Institute of Banking.


ITEM 6. EXECUTIVE COMPENSATION

No officer or director has received a monetary salary. Restricted securities were issued to Mr. Les Lerner and to Mrs. Judith King for services rendered through July 31, 1999.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Director, Officer, Promoter or Control Person is, or has been in debt to the Company. The $27,704 that was due from related companies has been written of during the first quarter of 1999 (Note 8 in the audited financial of December
1998).

ITEM 8. DESCRIPTION OF SECURITIES

The Company is authorized to issue 10,000,000 shares of Common Stock, no par value of which on the 31st of July 1999 6,237,265 shares were issued and outstanding. The Company does not have any Preferred Shares authorized and no preferred shares are issued and outstanding.

Shareholders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed and thus holders of more than 50% of the shares voting for Directors can elect all Directors. The holders of Common Stock have no preference rights to purchase new issues of the securities of the Company.

Dividends may be paid if, and when, declared by the Board of Directors. All shares are non-assessable and fully paid.

Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of the debts. There are no redemption, conversion or pre-emptive rights attached to the Common Stock.


Transfer Agent and Registrar
----------------------------
The Transfer and Registrar of the company is:
Corporate Stock Transfer
Attn: Carolyn Bell
Republic Plaza
307 - 17th Street Suite 2350
Denver, Colorado  80202

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is traded over-the-counter on the Bulletin Board by the National Association of Securities Dealers (NASD) under the Symbol - "SCRK".

There are 1,597,365 shares of free trading shares of the Company's Common Stock.

As of July 31, 1999 the High and Low Bids for the securities during the preceding year were $.30 and $.34 respectively. These prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

As of July 31, 1999 there were 189 shareholders of the Company's Common Stock. The Company has not declared or paid any dividends on its stock, and does not anticipate declaring any dividends in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS.

Neither the Company, nor its Directors, nor any Officer is a party to any material legal proceeding or litigation, which would impact the operations of the Company.


ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

13,000 shares were issued in January 1999 for services.
31,380 shares were issued in January 1999 for acquisition of ostrich birds. 10,000 shares were issued in January 1999 as a donation to a 501-c-3 charity not affiliated with any party at Sandy Creek Ostrich Corporation.
1,500 shares were issued in February 1999 for the purchase of a tractor to be used on the farm.
1,620 shares were issued in February 1999 for services.
25,000 shares were issued in March 1999 for services.
102,650 shares were issued in March 1999 for the acquisition of ostrich birds. 15,000 shares were issued in April 1999 for services.
23,000 shares were issued in April 1999 for the acquisition of ostrich birds. 9,000 shares were issued in May 1999 for services.
44,000 shares were issued in May 1999 for the acquisition of ostrich birds. 10,000 share gift to charity in June 1999.
5,000 shares were issued in June 1999 for services.
82,500 shares were issued in June 1999 for the acquisition of ostrich birds. 3,000 shares were issued in July 1999 for the acquisition of ostrich birds. 430,000 shares were issue to Les Lerner and Judith King in lieu of salary for services in July 1999.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has provided in its by-laws under Article Eleven that it "may indemnify any Director, Officer, agent or employee as to liabilities as provided in Section 607.0850 of the Business Corporation Act of the State of Florida. The Directors as far as permissible under Florida Statutes are without personal liability for actions taken on behalf of the Corporation which are consistent with the purposes of the Corporation and the laws of the State of Florida and the United States of America.

The by-laws provide further that the Corporation shall have the power to purchase and maintain insurance on behalf of any person who is a director, officer, employee or agent against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such whether or not the corporation would have the power to indemnify the person against such liability under provisions of the law. The Company has not purchased such insurance as of this date.



PART F/S

The Independent Auditor's Report and the Financial Statements for the period July 16, 1996 (date of inception) to December 31, 1998 are included.


                             SANDY CREEK CORPORAITON
                              FINANCIAL STATEMENTS
                                December 31, 1998
                        (with accountants report thereon)


                             SANDY CREEK CORPORATION
                              FINANCIAL STATEMENTS
                                December 31, 1998

Independent Auditors Report                                           F-1

Financial Statements
         Balance Sheet - Assets                                       F-2
         Balance Sheet - Liabilities and Stockholders Equity          F-3

         Income Statements                                            F-4

         Statement of Changes in Stockholders' Equity                 F-5

         Statement of Cash Flows                                      F-6

Notes to Financial Statements                                         F-7 - F-10

                            CARR, RIGGS & INGRAM, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 5438                                                     (850) 837-3141
Destin, Florida 32540                                        Fax: (850) 654-4619


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sandy Creek Corporation
Crestview, Florida

We have audited the accompanying balance sheet of Sandy Creek Corporation (a development stage Company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from July 16, 1996 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sandy Creek Corporation as of December 31, 1998 and the results of its operations and its cash flows for the year then ended and for the period from July 16, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.



/s/ CARR RIGGS & INGRAM
CARR RIGGS & INGRAM, LLP
Certified Public Accountants

Destin, Florida
May 24, 1999

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998


ASSETS

Current Assets
         Cash                                                         $   4,145
         Advances to employees                                            1,450
         Inventory, at cost                                              65,723
         Accounts Receivable                                             28,436
                                                                      ---------

             Total Current Assets                                        99,754

Property and Equipment
         Building and ranch improvements                                174,539
         Furniture and fixtures                                           3,622
         Vehicles                                                        40,590
         Machinery and equipment                                        102,680
         Breeding flock                                                 237,600
         Office equipment                                                 9,242
         Land                                                            74,100
                                                                      ---------

              Total Property and equipment                              642,373

         Accumulated Depreciation                                       (46,842)
                                                                      ---------

         Net Property and equipment                                     595,531
                                                                      ---------
                  TOTAL ASSETS                                        $ 695,285
                                                                      =========


                             see accompanying notes

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET (CONTINUED)
                                DECEMBER 31, 1998


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
         Accounts Payable                                           $   102,278
         Payroll taxes payable                                            1,438
         Due to related parties                                         157,661
         Current portion of long term debt                               27,248
                                                                    -----------

                  Total Current liabilities                             288,625

Long term liabilities
         Long term debt less current portion                            152,660
                                                                    -----------

                  Total liabilities                                     441,285

Stockholders' equity
         Common stock, no par 10,000,000
         Shares authorized, 4,962,465 shares
         issued and outstanding                                       1,094,332
         Deficit accumulated during the development stage              (840,332)
                                                                    -----------

                  Total Stockholders' equity                        $   695,285
                                                                    ===========



                             see accompanying notes

                             SANDY CREEK CORPORATION
                         (A DEVELOPMENT STAGES COMPANY)
                            STATEMENTS OF OPERATIONS
                   YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD
           FROM JULY 16, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998


                                                                  July 15, 1996
                                                  Year Ended        Inception
                                                 December 31,    to December 31,
                                                     1998             1998
                                                     ----             ----

Sales                                             $  18,982        $  18,982
Cost of Sales                                        11,030           11,030

Gross Profit                                      $   7,952        $   7,952
Selling, general and administrative
Expenses                                           (785,498)        (831,102)
                                                  ---------        ---------

Operating (loss)                                   (777,546)        (823,150)

Other income (expense)
         Interest income                                 10               10
         Interest expense                           (13,265)         (23,262)
         Gain (loss) on disposal of
                  fixed asset                          (600)            (600)
         Other income                                 6,670            6,670
                                                  ---------        ---------

                                                     (7,185)         (17,182)
                                                  ---------        ---------

Net loss before taxes                              (784,731)        (840,332)

Income tax expense (benefit)                           --               --
                                                  ---------        ---------

Net Loss                                          $(784,731)       $(840,332)
                                                  =========        =========



                             see accompanying notes

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
                  PERIOD FROM JULY 15, 1996 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998



                                                  Common Stock       Accumulated
                                                Shares     Amount      Deficit
                                                ------     ------      -------

Common stock issued for cash during 1996         52,800   $  13,200   $    --

Net Loss during 1996                               --          --        (4,714)
                                              ---------   ---------   ---------

         BALANCE AT DECEMBER 31, 1996            52,800      13,200      (4,714)

Common stock issued for cash and assets
during 1997                                     197,200     398,853        --

Net Loss during 1997                               --          --       (50,887)
                                              ---------   ---------   ---------

         BALANCE AT DECEMBER 31, 1997           250,000     412,053     (55,601)

Common stock issued for cash and assets
during 1998                                   4,712,465     682,279        --

Net Loss during 1998                               --          --      (784,731)
                                              ---------   ---------   ---------

         BALANCE AT DECEMBER 31, 1998              --          --      (840,332)



                             See accompanying notes.


                                SANDY CREEK CORPORATION
                             (A DEVELOPMENT STAGE COMPANY)
                                STATEMENT OF CASH FLOWS
                   YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 DATE OF INCEPTION TO DECEMBER 31, 1998


                                                                          July 15, 1996
                                                             Year Ended     (Inception)
                                                            December 31,  to December 31,
                                                                1998           1998
                                                                ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES
    Net Loss                                                $  (784,731)   $   840,332
    Adjustments to reconcile net income to net cash
      provided (used) by operating activities                    40,529         43,712
    Stock issued for services                                   315,875        315,875
    Loss on disposal of fixed assets                               (600)          (600)
    (Increase) decrease in:
         Advances to employees                                   (1,400)        (1,450)
         Advances to related parties                            (25,252)       (27,704)
         Inventory                                              (31,318)
         Accounts receivable                                       (732)          (732)
    (Increase) decrease in:
         Accounts payable                                        94,728        102,278
         Payroll taxes payable                                     (540)         1,438
                                                            -----------    -----------

NET CASH USED BY OPERATING ACTIVITIES                          (362,123)      (438,833)

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchases of property, plant and equipment                 (84,273)      (567,839)
                                                            -----------    -----------

NET CASH USED BY INVESTING ACTIVITIES                           (84,273)      (567,839)

CASH FLOWS FROM FINANCING ACTIVITIES
     Common stock issued                                        324,586        736,839
     Borrowings of long-term debt                               126,400        251,400
     Repayments of long-term debt                              (140,700)      (134,883)
     Advances from related parties                              137,671        157,661
                                                            -----------    -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                       447,957      1,010,817

NET INCREASE IN CASH                                              1,561          4,145

CASH, BEGINNING OF PERIOD                                         2,584           --
                                                            -----------    -----------

CASH, END OF YEAR                                           $     4,145    $     4,145
                                                            ===========    ===========

SUPPLEMENTAL DISCLOSURES
         Property and equipment acquired by borrowing
         under notes payable or capital lease obligations
         or for stock issued                                $    74,534    $    75,534
         Inventory acquired by stock issuance               $    34,405    $    34,405
         Interest paid                                      $    13,265    $    23,262


                                See accompanying notes

                                         F-6

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 (INCEPTION) TO DECEMBER 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Sandy Creek Corporation, (the "Company") was formed on July 15, 1996 to engage in the commercial production of ostrich meat and various products derived from the animal's hide and oils. The company owns and operates an 80-acre ostrich ranch in Crestview, Florida and leases a processing facility in Ocala, Florida.

SUMMARY OF SIGNIFIANT ACCOUNTING POLICIES

Inventory

Inventory is valued at cost determined by the first-in, first-out method. Inventory acquired for Company common stock is valued at management's estimated value of the goods received. Inventory consists of ostrich yearlings that are being held for slaughter, and processed meat held for sale.

Property and Equipment

Property and equipment are stated at cost. Additions, renewals and betterments are capitalized whereas expenditures for maintenance and repairs are charged to expense. Depreciation is provided using declining methods over the following estimated useful lives.

                                                 Years
                                                 -----

     Building and ranch improvements               39
     Furniture and fixtures                         7
     Vehicles                                       5
     Machinery and equipment                        7
     Breeding flock                                35
     Office equipment                               5

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepting accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly the actual results could differ from those estimates.


NOTE 2 -   DEVELOPMENT STAGE OPERATIONS

The Company was formed July 15, 1996. Operations through December 31, 1998 consisted principally of the acquisition of breeder flocks and the development of the ranch and processing facilities. Significant portions of the Company's assets and operating expenses were financed through the issuance of shares of common stock, and were valued at management's estimation of fair value of the goods or services rendered. The Company intends to commence operations in 1999 and will no longer be in the development stage.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 (INCEPTION) TO DECEMBER 31, 1998



NOTE 3 - INVENTORY AND BREEDING FLOCKS

Inventory and breeding flocks consisted of the following at December 31, 1998

                                                                      Carrying
                                                     Number             Value
                                                     ------             -----

Breeders                                              396             $ 237,600
                                                                      =========

Yearlings                                             240             $  48,000
Chicks                                                 15                  --
Processed products                                    N/A             $  17,723
                                                                      ---------

                                                                      $  65,723
                                                                      =========


NOTE 4 - LONG TERM DEBT

Long-term debt at December 31, 1998 consist of the following:

Mortgage note payable to bank, interest at 8.5%, due $1,107
monthly including Interest through September, 2003 when the
remaining balance is due; secured by Company real estate and
trailer in Crestview, Florida                                         $ 125,605

Note payable to Chrysler Financial Company, interest at
10.75%, due $640 monthly including interest through January
2004; secured by a truck                                              $  29,593

Note payable to S&P Financial Services, Inc. due $1,544
monthly including interest through January 2000; secured by
equipment                                                             $  15,900

Note payable to Associates Commercial Corporation, including interest at 10%, due $527 monthly including interest through
July, 2000; secured by equipment                                      $   8,810
                                                                      ---------

                                                                      $ 179,908

Less current maturities                                                  27,248
                                                                      ---------

                                                                      $ 152,660
                                                                      =========

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 (INCEPTION) TO DECEMBER 31, 1998



Maturities of long-term debt for years subsequent to 1998 are as follows:

                1999                 $  27,248
                2000                    12,643
                2001                     8,819
                2002                     9,745
                2003                   121,222
                2004                       231


NOTE 5 - COMMON STOCK

Of the total number of common shares issued at December 31, 1998, a total of 3,500,500 shares are restricted as to the ability to resell for periods up to one year from the date of issuance.


NOTE 6 - LEASES

The Company is leasing its Ocala, Florida processing facility under a five year operating lease through July 31, 2003. The lease contains a renewal option for an additional five years. Monthly rentals under this lease are $3,500. Rent expense for 1998 and for the period form inception through December 31, 1998 was $17,500. Future minimum lease payments under this lease are as follows:

                1999                 $  42,000
                2000                    42,000
                2001                    42,000
                2002                    42,000
                2003                    24,500


NOTE 7 - INCOME TAXES

At December 31, 1998 the Company had approximately $850,000 in net operating loss carry-forwards for Federal and State tax reporting purposes. These carry-forwards expire in various years though 2018. Due to the uncertainty of the ultimate realisation of any deferred tax assets associated with these available loss carry-forwards, management has elected to provide a valuation allowance for those deferred tax asset amounts.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 (INCEPTION) TO DECEMBER 31, 1998

NOTE 8 - RELATED PARTY TRANSACTIONS

Included in the Accounts Receivable at December 31, 1998 is $27,704 from related companies. These companies have common ownership with the Company. These receivables originated from advances made by the Company, as well as $6,120 in sales from the Company to two of the related companies.

Due to shareholders of $157,661 at December 31, 1998 consists of the following:

                        Due to Les Lerner      $  1,700
                        Due to Judy King         40,961
                        Due to John Demoleas    115,000
                                               --------

                                               $157,661
                                               ========

All of the above amounts have no stated terms or conditions. These amounts were advanced to the Company for operating capital.


NOTE 9 - YEAR 2000 ISSUE (UNAUDITED)

Like other entities, the Company could be adversely affected if the computer systems used by the Company, its suppliers, or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact noncomputer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, assurances cannot be provided that the Year 2000 issue will not have an impact on the Company's operations.

                            CARR, RIGGS & INGRAM, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 5438                                                     (850) 837-3141
Destin, Florida 32540                                        Fax: (850) 654-4619


                               ACCOUNTANTS REPORT

To the Board of Directors
Sandy Creek Corporation
Crestview, Florida

We have compiled the accompanying balance sheet of Sandy Creek Corporation as of June 30, 1999 and the related statements of income, and changes in stockholders' equity for the six months then ended, in accordance with Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures and statement of cash flows were included in the financial statements, they might influence the user's conclusion about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.



/s/ CARR RIGGS & INGRAM
CARR RIGGS & INGRAM, LLP
Certified Public Accountants

Destin, Florida
July 19, 1999

                             SANDY CREEK CORPORATION
                                  BALANCE SHEET
                                  JUNE 30, 1999


ASSETS

Current Assets
         Cash                                                         $    --
         Inventory, at cost                                              73,080
         Accounts Receivable                                             20,019
                                                                      ---------

             Total Current Assets                                        93,099

Property and Equipment
         Building and ranch improvements                                190,854
         Furniture and fixtures                                           6,806
         Vehicles                                                        40,590
         Machinery and equipment                                        135,530
         Breeding flock                                                 447,600
         Office equipment                                                 8,978
         Land                                                            74,100
                                                                      ---------

              Total Property and equipment                              904,458

         Accumulated Depreciation                                       (77,768)
                                                                      ---------

         Net Property and equipment                                     826,690
                                                                      ---------
                  TOTAL ASSETS                                        $ 919,789
                                                                      =========

                             SANDY CREEK CORPORATION
                            BALANCE SHEET (CONTINUED)
                                  JUNE 30, 1999


LIABILITIES AND STOCKHOLDERS' EQUITY

 Current Liabilities
          Bank Overdraft                                            $    71,483
          Accounts Payable                                          $   105,499
          Due to related parties                                        315,830
          Current portion of long term debt                              23,724
                                                                    -----------

                   Total Current liabilities                            516,536

 Long term liabilities
          Long term debt less current portion                           147,377
                                                                    -----------

                   Total liabilities                                    663,913

 Stockholders' equity
          Common stock, no par 10,000,000
          Shares authorised, 6,073,065 shares
          issued and outstanding                                      1,965,704
          Deficit accumulated during the development stage           (1,709,828)
                                                                    -----------

                   Total Stockholders' equity                       $   255,876
                                                                    -----------

 TOTAL  LIABILITIES AND STOCKHOLDERS EQUITY                         $   919,789
                                                                    ===========



                             see accountants report

                             SANDY CREEK CORPORATION
                              STATEMENTS OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999



Sales                                                                 $  53,608
Cost of Sales                                                           (14,500)

Gross Profit                                                          $  39,108

Selling, general and administrative
Expenses                                                               (897,432)

Operating (loss)                                                       (858,324)

Other income (expense)
      Interest expense                                                  (11,172)

Net loss before taxes                                                  (869,496)

Income tax expense (benefit)                                               --
                                                                      ---------

Net Loss                                                              $(869,496)
                                                                      =========




                             see accountants report

                             SANDY CREEK CORPORATION
                  STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
                         SIX MONTHS ENDED JUNE 30, 1999


--------------------------------------------------------------------------------

                                               Common Stock         Accumulated
                                           Shares       Amount        Deficit
--------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1998                 4,962,465   $ 1,094,332   $  (840,332)

Common stock issued for cash, assets
and services                              1,110,600       871,372          --

Net Loss                                       --            --        (869,496)
                                        -----------   -----------   -----------

BALANCE  JUNE 30, 1999                    6,073,065   $ 1,965,704   $(1,709,828)
                                        ===========   ===========   ===========






                             See accountants report

PART III

ITEM 1 INDEX TO EXHIBITS


Exhibit 1   State of Florida Certified True Copy of Articles of Incorporation
Exhibit 2   Articles of Incorporation
Exhibit 3   Amendment to Articles of Incorporation November 20, 1996
Exhibit 4   Amendment to Articles of Incorporation October 5, 1998
Exhibit 5   Amendment to Articles of Incorporation November 23, 1998
Exhibit 6   By-laws of Sandy Creek Corporation
Exhibit 7   Specimen Share Certificate
Exhibit 8   Lease on Ocala Meat packing facility